Exhibit (a)(5)(xv)

BHP Billiton Plc Annual General Meeting

Speeches by Jac Nasser, Chairman, BHP Billiton

and

Marius Kloppers, Chief Executive Officer, BHP Billiton

21 October 2010

Jac Nasser, Chairman, BHP Billiton

(…)

Acquisition of PotashCorp

It is appropriate to make a few comments about our bid for Potash Corporation of Saskatchewan.

The long term growth trends I have just mentioned have increased global consumption of goods, including food. Improved diets have contributed to lower infant mortality rates as well as longer life expectancy. When combined with increasing opportunities for education, hundreds of millions of people now experience better living standards.

This is important and relevant to us. As demand for food increases farmers seek to improve food production yields. These trends have been evident for some time and we have been analysing the potash market since 2003, with our first investment in 2006.

Potash is a mineral that is used to enhance crop yields. It is mined in large quantities using traditional mining methods and is at the heart of our core expertise. These factors support the long term industry fundamentals that are behind our potash investments in Canada and our recent bid to acquire Potash Corporation of Saskatchewan (PCS).

The operations of PCS are tier one, low cost, expandable, and would further diversify our portfolio by commodity, geography and customer. Having said that, for us the guiding principles of any investment or acquisition, are the creation of shareholder value and the maintenance of our solid A credit rating.

I want to be very clear on this point. The question of value for BHP Billiton shareholders is essential and not negotiable. Any acquisition or investment must create value for our shareholders. If shareholder value is not demonstrated, we will not proceed with the proposed acquisition.

(…)

Marius Kloppers, Chief Executive Officer, BHP Billiton

(…)

Which brings me to comment on our bid for PotashCorp. Our strategy is to invest in large, low cost, long life, expandable assets, diversified by commodity, geography and market.

Potash is a mineable commodity in which we can use our core skill set of building, expanding and operating mines. PotashCorp’s long life, low cost assets are a natural fit with our portfolio, and will further diversify our product offering by commodity, geography and market.

As you know we have been a long time investor in Canada. Canada is a premier mining investment destination, and we believe that we have made a positive contribution to the Canadian communities in which we currently operate.

We also believe that the same net benefits will accrue to Saskatchewan if we are successful in acquiring PotashCorp. In this regard, we continue to focus on gaining Canadian regulatory approvals.

(…)